UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange act of 1934

(Amendment No. __)*

Imperial Sugar Company

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

453096208

(CUSIP Number)

May 27, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Found on Page 11

13G

CUSIP No. 453096208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lonestar Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 686,200
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 686,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 14 Pages

13G

CUSIP No. 453096208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lonestar Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 686,200
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 686,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 3 of 14 Pages

13G

CUSIP No. 453096208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter Levinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 686,200
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 686,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 4 of 14 Pages

13G

CUSIP No. 453096208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jerome L. Simon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 686,200
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 686,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 5 of 14 Pages

13G

CUSIP No. 453096208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yedi Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 686,200
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 686,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 6 of 14 Pages

Item 1. Issuer

(a)	Name of Issuer:

Imperial Sugar Company (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

One Imperial Square, P.O. Box 9, Sugar Land, Texas 77487

Item 2.  Identity And Background

Title of Class of Securities and CUSIP Number (Items 2(d) and (e))

This statement relates to shares of Common Stock, No Par Value (the “Shares”), of the Company. The CUSIP number of the Shares is 453096208.

Name of Persons Filing, Address of Principal Business Office and Citizenship (Items 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Lonestar Partners, L.P., a Delaware limited partnership (“Lonestar”), with respect to the Shares held by it;

(ii)	Lonestar Capital Management LLC, a Delaware limited liability company (“LCM”), the investment adviser to and general partner of Lonestar, with respect to the Shares held by Lonestar;

(iii)	Jerome L. Simon (“Simon”), a United States citizen and the managing member of LCM, with respect to the Shares held by Lonestar;

(iv)	Peter Levinson (“Levinson”), a United States citizen and the managing director of LCM, with respect to the Shares held by Lonestar; and

(v)	Yedi Wong (“Wong”), a United States citizen and the chief financial officer of LCM, with respect to the Shares held by Lonestar.

The citizenship of each of the Reporting Persons is set forth above. The address of the principal business office of the Reporting Persons is One Maritime Plaza, Suite 750, San Francisco, California 94111.

Page 7 of 14 Pages

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether the Person Filing is an Entity Specified in (a) - (k):

Not Applicable.

Item 4. Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for Lonestar are owned directly by Lonestar. LCM, as the general partner of and investment adviser to Lonestar, may be deemed to be the beneficial owner of all such Shares owned by Lonestar. Each of Simon, Levinson and Wong as the managing member, managing director and chief financial officer, respectively, of LCM, may be deemed to be the beneficial owner of all such Shares owned by Lonestar. Each of LCM, Simon, Levinson and Wong hereby disclaims any beneficial ownership of any such Shares.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being

             Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of

Page 8 of 14 Pages

changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2009

                                                                                               LONESTAR PARTNERS, L.P.

By:	Lonestar Capital Management LLC,
its General Partner

By:	/s/ Yedi Wong

Name: Yedi Wong

Title: Chief Financial Officer

                                                                                                LONESTAR CAPITAL MANAGEMENT LLC

By:	/s/ Yedi Wong

  Name: Yedi Wong

  Title: Chief Financial Officer

/s/ Yedi Wong

Yedi Wong, individually and as attorney-in-fact for each of Jerome L. Simon and Peter Levinson

Page 10 of 14 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 2	Power of Attorney for Jerome L. Simon
EXHIBIT 3	Power of Attorney for Peter Levinson

Page 11 of 14 Pages

EXHIBIT 1

to

SCHEDULE 13G

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: June 2, 2009

LONESTAR PARTNERS, L.P.

By:	Lonestar Capital Management LLC,
its General Partner

By:	/s/ Yedi Wong

Name: Yedi Wong

Title: Chief Financial Officer

                                                                                                LONESTAR CAPITAL MANAGEMENT LLC

By:	/s/ Yedi Wong

  Name: Yedi Wong

  Title: Chief Financial Officer

/s/ Yedi Wong

Yedi Wong, individually and as attorney-in-fact for each of Jerome L. Simon and Peter Levinson

Page 12 of 14 Pages

EXHIBIT 2

to

SCHEDULE 13G

POWER OF ATTORNEY

The undersigned hereby appoints Yedi Wong his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together the “Filing Documentation”) which may be required to be filed in his individual capacity as a result of the undersigned’s position as a managing member of Lonestar Capital Management LLC and grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Yedi Wong under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file the Filing Documentation unless revoked earlier in writing.

Date: June 2, 2009	By:	/s/ Jerome L. Simon
Name: Jerome L. Simon

Page 13 of 14 Pages

EXHIBIT 2

to

SCHEDULE 13G

POWER OF ATTORNEY

The undersigned hereby appoints Yedi Wong his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation (together the “Filing Documentation”) which may be required to be filed in his individual capacity as a result of the undersigned’s position as a managing director of Lonestar Capital Management LLC and grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Yedi Wong under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file the Filing Documentation unless revoked earlier in writing.

Date: June 2, 2009	By:	/s/ Peter Levinson
Name: Peter Levinson

Page 14 of 14 Pages